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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ADVANCIS PHARMACEUTICAL CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

00764L109

(CUSIP Number)

April 29, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 00764L109			Page 2 of 14

1.	Name of Reporting Person: Rho Ventures V, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,741,820 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 3,741,820 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,741,820 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.2%(1)(2)

14.	Type of Reporting Person (See Instructions): PN

(1) Includes the shares of common stock, par value $0.01 per share of Advancis Pharmaceutical Corporation (the “Common Stock”) that would be beneficially owned upon exercise of a warrant to purchase an aggregate 970,101 shares of Common Stock. The warrant becomes exercisable on October 29, 2005. The above person disclaims beneficial ownership of the 970,101 shares of Common Stock underlying the warrant.
(2) Assumes that there are 29,694,624 shares of Common Stock outstanding.

CUSIP No. 00764L109			Page 3 of 14

1.	Name of Reporting Person: Rho Capital Partners LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,070,351 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 4,070,351 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,070,351 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.2%(1)(2)

14.	Type of Reporting Person (See Instructions): OO

(1) Includes the shares of common stock, par value $0.01 per share of Advancis Pharmaceutical Corporation (the “Common Stock”) that would be beneficially owned upon exercise of a warrant to purchase an aggregate 1,055,276 shares of Common Stock. The warrant becomes exercisable on October 29, 2005. The above person disclaims beneficial ownership of the 1,055,276 shares of Common Stock underlying the warrant.
(2) Assumes that there are 29,694,624 shares of Common Stock outstanding.

CUSIP No. 00764L109			Page 4 of 14

1.	Name of Reporting Person: RMV V, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,070,351 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 4,070,351 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,070,351 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.2%(1)(2)

14.	Type of Reporting Person (See Instructions): OO

(1) Includes the shares of common stock, par value $0.01 per share of Advancis Pharmaceutical Corporation (the “Common Stock”) that would be beneficially owned upon exercise of a warrant to purchase an aggregate 1,055,276 shares of Common Stock. The warrant becomes exercisable on October 29, 2005. The above person disclaims beneficial ownership of the 1,055,276 shares of Common Stock underlying the warrant.
(2) Assumes that there are 29,694,624 shares of Common Stock outstanding.

CUSIP No. 00764L109			Page 5 of 14

1.	Name of Reporting Person: Rho Ventures V Affiliates, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 328,531 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 328,531 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 328,531 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.1%(1)(2)

14.	Type of Reporting Person (See Instructions): OO

(1) Includes the shares of common stock, par value $0.01 per share of Advancis Pharmaceutical Corporation (the “Common Stock”) that would be beneficially owned upon exercise of a warrant to purchase an aggregate 85,175 shares of Common Stock. The warrant becomes exercisable on October 29, 2005. The above person disclaims beneficial ownership of the 85,175 shares of Common Stock underlying the warrant.
(2) Assumes that there are 29,694,624 shares of Common Stock outstanding.

CUSIP No. 00764L109			Page 6 of 14

1.	Name of Reporting Person: Joshua Ruch		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Republic of South Africa

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 469,120

		8.	Shared Voting Power: 4,370,434

		9.	Sole Dispositive Power: 469,120

		10.	Shared Dispositive Power: 4,370,434

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,839,554 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%(1)(2)

14.	Type of Reporting Person (See Instructions): IN

(1) Includes the shares of common stock, par value $0.01 per share of Advancis Pharmaceutical Corporation (the “Common Stock”) that would be beneficially owned upon exercise of a warrant to purchase an aggregate 1,055,276 shares of Common Stock. The warrant becomes exercisable on October 29, 2005. The above person disclaims beneficial ownership of the 1,055,276 shares of Common Stock underlying the warrant.
(2) Assumes that there are 29,694,624 shares of Common Stock outstanding.

CUSIP No. 00764L109			Page 7 of 12

1.	Name of Reporting Person: Habib Kairouz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,717

		8.	Shared Voting Power: 4,370,434(1)

		9.	Sole Dispositive Power: 1,717

		10.	Shared Dispositive Power: 4,370,434(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,372,151 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.2%(1)(2)

14.	Type of Reporting Person (See Instructions): IN

(1) Includes the shares of common stock, par value $0.01 per share of Advancis Pharmaceutical Corporation (the “Common Stock”) that would be beneficially owned upon exercise of a warrant to purchase an aggregate 1,055,276 shares of Common Stock. The warrant becomes exercisable on October 29, 2005. The above person disclaims beneficial ownership of the 1,055,276 shares of Common Stock underlying the warrant.
(2) Assumes that there are 29,694,624 shares of Common Stock outstanding.

CUSIP No. 00764L109			Page 8 of 12

1.	Name of Reporting Person: Mark Leschly		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Kingdom of Denmark

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,717

		8.	Shared Voting Power: 4,370,434 (1)

		9.	Sole Dispositive Power: 1,717

		10.	Shared Dispositive Power: 4,370,434 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,372,151 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.2%(1)(2)

14.	Type of Reporting Person (See Instructions): IN

(1) Includes the shares of common stock, par value $0.01 per share of Advancis Pharmaceutical Corporation (the “Common Stock”) that would be beneficially owned upon exercise of a warrant to purchase an aggregate 1,055,276 shares of Common Stock. The warrant becomes exercisable on October 29, 2005. The above person disclaims beneficial ownership of the 1,055,276 shares of Common Stock underlying the warrant.
(2) Assumes that there are 29,694,624 shares of Common Stock outstanding.

CUSIP No. 00764L109	Page 9 of 14

Item 1(a).      NAME OF ISSUER

                       Advancis Pharmaceutical Corporation (the “Issuer”)

Item 1(b).      ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

                       20425 Seneca Meadows Parkway Germantown, MD 20876.

Item 2(a),
2(b) & 2(c)    NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE; CITIZENSHIP:

This statement is being filed by Rho Capital Partners LLC (“Rho Capital”), RMV V, L.L.C. (“RMV”), Rho Ventures V, L.P. (“Rho Ventures”), Rho Ventures V Affiliates, L.L.C. (“Rho Affiliates”), Joshua Ruch, Habib Kairouz and Mark Leschly.

Joshua Ruch, a citizen of the Republic of South Africa, Habib Kairouz, a citizen of Canada and Mark Leschly, a citizen of the Kingdom of Denmark, are the managing members of Rho Capital, a Delaware limited liability company and the managing member of RMV. RMV is a Delaware limited liability company and the general partner of Rho Ventures and Rho Affiliates, both Delaware limited partnerships. Joshua Ruch is also a member of Rho Affiliates, a Delaware serial limited liability company.

Each of the former persons or entities are referred to herein as a “Reporting Person” or collectively as “Reporting Persons.”

The business address of each of the foregoing Reporting Persons is 152 West 57th Street, 23 rd Floor, New York, NY 10019.

Item 2(d).      TITLE OF CLASS OF SECURITIES

                       Common Stock, par value $0.01 per share

Item 2(e).      CUSIP Number

                       00764L109

Item 3.           If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                       N/A

Item 4.           Ownership

                       Ownership of Rho Ventures V, L.P.

(a)	Amount beneficially owned:

3,741,820

(b)	Percent of class:

12.2%

CUSIP No. 00764L109	Page 10 of 14

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

3,741,820

(ii)	Shared power to vote or to direct the vote

-0-

(iii)	Sole power to dispose or to direct the disposition of

3,741,820

(iv)	Shared power to dispose or to direct the disposition of

-0-

                       Ownership of Rho Capital Partners LLC and RMV V, L.L.C.

(a)	Amount beneficially owned:

4,070,351

(b)	Percent of class:

13.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

4,070,351

(ii)	Shared power to vote or to direct the vote

-0-

(iii)	Sole power to dispose or to direct the disposition of

4,070,351

(iv)	Shared power to dispose or to direct the disposition of

-0-

                       Ownership of Rho Ventures V Affiliates, L.L.C.

(a)	Amount beneficially owned:

328,531

(b)	Percent of class:

1.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

328,531

(ii)	Shared power to vote or to direct the vote

-0-

(iii)	Sole power to dispose or to direct the disposition of

328,531

(iv)	Shared power to dispose or to direct the disposition of

-0-

                       Ownership of Joshua Ruch

(a)	Amount beneficially owned:

4,839,554

CUSIP No. 00764L109	Page 11 of 14

(b)	Percent of class:

15.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

469,120

(ii)	Shared power to vote or to direct the vote

4,370,434

(iii)	Sole power to dispose or to direct the disposition of

469,120

(iv)	Shared power to dispose or to direct the disposition of

4,370,434

                       Ownership of Habib Kairouz and Mark Leschly

(a)	Amount beneficially owned:

4,372,151

(b)	Percent of class:

14.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

1,717

(ii)	Shared power to vote or to direct the vote

4,370,434

(iii)	Sole power to dispose or to direct the disposition of

1,717

(iv)	Shared power to dispose or to direct the disposition of

4,370,434

By virtue of the relationships between and among the purchasers described in Item 2 of this Schedule 13G, Rho Ventures and RMV may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to have the sole power to direct the voting and disposition of the 3,741,820 Shares of Common Stock held by Rho Ventures (assumes the exercise of the Warrant held for the account of Rho Ventures, although such Purchaser disclaims beneficial ownership of the 970,101 shares of Common Stock underlying the Warrant). Rho Investment Partners “Q-4”, L.P. (“Q-4”) is a limited partner of Rho Ventures. Joshua Ruch is the sole stockholder of Atlas Capital Corp. (“Atlas”), the general partner of Rho Management Partners, L.P. (“RMP”), the general partner of Rho Investment Partners “Q-4”, L.P. (“Q-4”). Each of the entities and persons listed above disclaims beneficial ownership of the shares held by Rho Ventures except to the extent of their pecuniary interest therein.

By virtue of the relationships between and among the purchasers described in Item 2 of this Schedule 13G, and the fact that RMV is the general partner of Rho Ventures V Affiliates, L.P. (“Rho Ventures Affiliates”) and Rho Venture Partners

CUSIP No. 00764L109	Page 12 of 14

V, L.P. (“Rho Venture Partners”), which are each members of Rho Affiliates, Rho Affliates and RMV may be deemed to have the sole power to direct the voting and disposition of the 328,531 Shares of Common Stock held by Rho Affiliates (assumes the exercise of the Warrant held for the account of Rho Affiliates, although each such Purchaser disclaims beneficial ownership of the 85,175 shares of Common Stock underlying the Warrants). Each of the entities listed above disclaims beneficial ownership of the shares held by Rho Affiliates except to the extent of their pecuniary interest therein.

Based on calculations made in accordance with Rule 13d-3(d), as of the date hereof and after giving effect to the exercise of the Warrant, Rho Ventures may be deemed to beneficially own 12.2% of the Shares of Common Stock of Advancis, Rho Affiliates may be deemed to beneficially own 1.1% of the Shares of Common Stock of Advancis and RMV may be deemed to beneficially own 13.2% of the Shares of Common Stock of Advancis.

By virtue of the relationships between and among the purchasers described in Item 2 of this Schedule 13G, Rho Capital may be deemed to have sole power and Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to share the power to direct the voting and disposition of the 4,070,351 Shares of Common Stock beneficially owned by the Rho Ventures and Rho Affiliates (assumes the exercise of the Warrants held for the account of Rho Ventures and Rho Affiliates, although each of these Purchasers disclaims beneficial ownership of the 1,055,276 shares of Common Stock underlying the Warrants). Rho Capital may therefore be deemed to beneficially own 13.2% of the Shares of Common Stock of Advancis.

Joshua Ruch, Habib Kairouz and Mark Leschly directly hold 39,051, 1,717 and 1,717 by virtue of having acquired Shares of Common Stock in Advancis for investment purposes and thus have the sole power to direct the voting and disposition of their respective Shares. In addition, Joshua Ruch, by virtue of having control over certain entities as well as by virtue of being the trustee to a family trust, may be deemed to be the beneficial owner and have sole powers of voting and disposition over an additional 79,602 Shares of Common Stock. Furthermore, by virtue of having control over certain entities, Messrs Ruch, Kairouz and Leschly may be deemed to be beneficial owners of 115,316 Shares of Common Stock of Advancis (in addition to those beneficially owned by virtue of their status as managing members of Rho Capital) over which they have shared powers of voting and disposition. Furthermore, by virtue of their control over certain managed accounts, Messrs Ruch, Kairouz and Leschly may be deemed to be beneficial owners of an additional 184,767 Shares of Common Stock of Advancis over which they have shared powers of voting and disposition, and Joshua Ruch may be deemed to be the beneficial owner and have sole powers of voting and disposition over an additional 350,467 Shares of Common Stock. By including all such Shares of Common Stock, Messrs Ruch, Kairouz and Leschly

CUSIP No. 00764L109	Page 13 of 14

may be deemed to beneficially own 4,839,554, 4,372,151 and 4,372,151 Shares of Common Stock respectively (or 15.7%, 14.2% and 14.2% of the outstanding Shares of Advancis Common Stock).

Other than the Shares of Advancis Common Stock in which they have a pecuniary interest, each of Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the Shares reported in this statement.

Item 5.           Ownership of Five Percent or Less of a Class

                       N/A

Item 6.           Ownership of More than Five Percent on Behalf of Another Person

                       N/A

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parentg

                       Holding Company or Control Person

                       N/A

Item 8.           Identification and Classification of Members of the Group

                       N/A

Item 9.           Notice of Dissolution of Group

                       N/A

Item 10.         Certification

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00764L109	Page 14 of 14

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2005	RHO VENTURES V, L.P.
	By:	/s/ Jeffrey I Martin
Jeffrey I. Martin
Authorized Signer

Date: May 9, 2005	RMV V, L.L.C.
	By:	/s/ Jeffrey I Martin
Jeffrey I. Martin
Authorized Signer

Date: May 9, 2005	RHO CAPITAL PARTNERS, LLC
	By:	/s/ Jeffrey I Martin
Jeffrey I. Martin
Authorized Signer

Date: May 9, 2005	RHO VENTURES V AFFILIATES, L.L.C.
	By:	/s/ Jeffrey I Martin
Jeffrey I. Martin
Authorized Signer

Date: May 9, 2005	JOSHUA RUCH
	By:	/s/ Jeffrey I Martin
Jeffrey I. Martin
Authorized Signer

Date: May 9, 2005	HABIB KAIROUZ
	By:	/s/ Jeffrey I Martin
Jeffrey I. Martin
Authorized Signer

Date: May 9, 2005	MARK LESCHLY
	By:	/s/ Jeffrey I Martin
Jeffrey I. Martin
Authorized Signer

EXHIBITS

Exhibit I	Statement Appointing Designated Filer and Authorized Signer, dated May 9, 2005, among the signatories to this Schedule 13G.